MEMORANDUM:

JOHNSON OUTDOORS INC.

PRELIMINARY OBSERVATIONS

REGARDING INTRINSIC VALUE

MEMORANDUM DATE:	MARCH 19, 2004

VALUE Incorporated

5221 N. O’Connor Blvd Suite 830

Irving, Texas 75039

Telephone: 972.831.7900 Facsimile 972.831.7901

www.valueinc.com

Introduction

At the request of Plaintiffs’ counsel, VALUE Incorporated has prepared a preliminary valuation analysis of a buyout offer (the “Offer”) for Johnson Outdoors Inc. (Nasdaq: JOUT) made by Samuel Johnson (JOUT’s controlling shareholder and a director of the company) and members of the Johnson family. We have prepared this memorandum to summarize our preliminary findings and observations. This memorandum is not intended to be a fairness opinion or a formal valuation report in accordance with generally accepted appraisal standards and should not be so construed.

Company Description

JOUT is an integrated, global outdoor recreation products company engaged in the design, manufacture and marketing of brand name outdoor equipment diving, watercraft and motors products. It manufactures and distributes technical underwater diving products, dive computers and other electronics and diving buoyancy compensators as well as canoes, kayaks, paddles, oars, recreational sailboats, personal flotation devices and small thermoformed recreational boats. The company’s outdoor equipment product line includes Eureka! military, commercial and consumer tents and backpacks and Silva field compasses. In addition, JOUT manufactures battery-powered motors used on fishing boats and other boats for quiet trolling power or primary propulsion. The company was incorporated in Wisconsin 1987.

Offer Background

On February 20, 2004, JOUT announced that it had received a buyout proposal from Samuel Johnson and Helen Johnson-Leipold (JOUT’s chairman and chief executive officer). The two seek to acquire the outstanding Class A common shares not already owned by the Johnson family for cash consideration of $18.00 per share. Mr. Johnson and Ms. Johnson- Leipold have explicitly stated that they will not entertain alternative offers to purchase the company. The board of directors has appointed a special committee of directors to evaluate the proposal.

Scope of Analysis

As requested, we have prepared a preliminary valuation analysis of JOUT. Information that we considered in the course of our analysis included:

1.	Press releases and published accounts pertaining to the Offer,

2.	JOUT’s filings with the SEC, including Forms 10-K, 10-Q and 8-K, as well as Schedules 13D and 14A,

3.	Pricing data taken from public markets for JOUT shares,

4.	Financial and market pricing data pertaining to companies with operations comparable to JOUT, and

5.	Other publicly available information we deemed pertinent to our analysis.

It should be noted that our analysis is based exclusively on publicly available data concerning JOUT. We have not been given the opportunity to interview company management or any of the parties involved in negotiations between the offering parties and the special committee. Furthermore, JOUT’s SEC filings to date have contained no fairness opinions or other substantive discussion pertaining to the rationale for the current bid of $18.00.

Fair Value of JOUT

Based on our preliminary analysis, the fair value of the JOUT Class A common shares subject to the Offer appears to be considerably higher than the current Offer price and could be as high as $24.00 per share.

Among other things, we considered:

•	JOUT’s trading price before and after the Offer was announced;

•	Recent financial performance and pricing multiples of K2 Inc., Huffy Corporation and Variflex Inc., three public companies we believe sufficiently comparable to JOUT to offer meaningful evidence of value;

•	Pricing multiples paid in acquisitions of companies with similar operations since the beginning of 1999; and

•	Acquisition premiums paid for manufacturers generally, and producers of sporting and athletic goods specifically, for the five years preceding the Offer.

Each of these is discussed in turn below.

JOUT Trading Price

JOUT shares have traded above the Offer price since the Offer was announced, trading as high as $20.21 on March 8, 2004. The closing price as of March 18, 2004 was $19.54.

This trading pattern clearly illustrates the broad investor perception that the current Offer price reflects an inadequate valuation of JOUT’s shares.

Capital Market Analysis

We examined the recent financial performance and equity pricing multiples of:

•	K2 Inc. (NYSE: KTO)

•	Huffy Corporation (NYSE: HUF)

•	Variflex Inc. (Nasdaq: VFLX)

to derive meaningful evidence of the value of JOUT’s common equity. A summary of our findings is shown in the following table.

					JOUT
	KTO	HUF	VFLX	Selected Pricing Multiple	Financial Figures	Indicated Share Value
Ratio of 3/18/04 close price to:
LTM earnings per share *	42.6	N/A	151.1	25.0	$0.92	$23.00
FY 2004 earnings per share (proj.)	19.7	16.3	N/A	18.0	$1.42	$25.56
FY 2005 earnings per share (proj.)	15.4	13.1	N/A	14.5	$1.49	$21.61
LTM sales per share	0.74	0.14	0.59	0.65	$37.75	$24.54
Book value per share	1.3	0.7	1.1	1.2	$17.42	$20.90

*	JOUT LTM earnings per share adjusted for charge taken in the fourth quarter of fiscal 2003

Sources: Reuters, Nelson Earnings Estimates, SEC filings, press releases

Precedent Transactions

In addition, we observed prices and pricing multiples paid in acquisitions of companies operating in SIC code 3949 (sporting & athletic goods, not elsewhere classified) for the five years preceding the Offer. During that time, we observed three acquisitions for which transaction data was available. The ratios of enterprise value to EBITDA for the three companies ranged from approximately 10.6x to 12.6x. Applying these multiples to JOUT’s EBITDA (adjusted for a $4 million restructuring charge taken in the 4th quarter of fiscal 2003) results in a range of enterprise values from approximately $174 million to 208 million. The corresponding share values range from approximately $20.00 - $24.00.

Acquisition Premiums

We also examined premiums paid in acquisitions of companies operating in SIC codes 39 (miscellaneous manufacturing industries) and 3949 (sporting & athletic goods, not elsewhere classified) for the five years preceding the Offer. During that time, the observed premiums ranged from approximately 4% to more than 100%, with lower and upper quartiles of approximately 30% and 60%, respectively. Applying premiums ranging from 25% to 50% to JOUT’s $16.95 closing price the day before the Offer was announced results in share-price indications ranging from $21.19 to $25.43.

Additional Analysis

As noted, our analysis is preliminary and has been prepared without the benefit of access to management or information beyond that available to he public. We reserve the right to revise our opinions in light of any additional material information to which we may later be given access.

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